UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Covisint Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

22357R 10 3
(CUSIP Number)

JOHN FICHTHORN
DIALECTIC CAPITAL MANAGEMENT, LP
119 ROWAYTON AVENUE, 2ND FLOOR
NORWALK, CONNECTICUT 06853
(212) 230-3232

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 302,070
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 302,070
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,070
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,332,668
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,332,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,332,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Antithesis Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,336,631
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,336,631
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,631
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,971,369
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,971,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,971,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON Dialectic Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,971,369
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,971,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,971,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 22357R 10 3

1	NAME OF REPORTING PERSON John Fichthorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,971,369
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,971,369
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,971,369
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 22357R 10 3

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

As a result of Tidewatch Partners, LP no longer directly owning Shares and Bernard J. Eastwood no longer serving as a managing partner of Dialectic Capital Partners, LP, each of Mr. Eastwood and Tidewatch Partners, LP ceased to be a Reporting Person effective as of this Amendment No. 2.  Accordingly, Items 2 (a), (b), (c) and (f) are hereby amended and restated to read as follows:

(a)	This statement is filed by:

(i)	Dialectic Capital Partners, LP, a Delaware limited partnership (“Dialectic Capital Partners”), with respect to the Shares directly and beneficially owned by it;

(ii)	Dialectic Offshore, Ltd., a Cayman Islands exempted company (“DOF”), with respect to the Shares directly and beneficially owned by it;

(iii)	Dialectic Antithesis Partners, LP, a Delaware limited partnership (“DAP”), with respect to the Shares directly and beneficially owned by it;

(iv)	Dialectic Capital Management, LP, a Delaware limited partnership (“Dialectic Capital”), as the investment manager to each of Dialectic Capital Partners, DAP and DOF;

(v)	Dialectic Capital, LLC, a Delaware limited liability company (“Dialectic GP”), as the general partner to each of Dialectic Capital Partners, DAP and DOF; and

(vi)	John Fichthorn, as managing partner to Dialectic Capital.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of Dialectic Capital Partners, DOF, DAP, Dialectic Capital, Dialectic GP and Mr. Fichthorn is 119 Rowayton Ave., 2nd Floor, Norwalk, CT 06853. The officers and directors of DOF and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.

(c)           The principal business of Dialectic Capital is providing investment advice.  Dialectic Capital is the investment manager to each of Dialectic Capital Partners, DAP, and DOF. The principal business of each of Dialectic Capital Partners, DOF, and DAP is investing in securities. The principal business of Dialectic GP is serving as the general partner to each of Dialectic Capital Partners, DOF, and DAP. The principal occupation of Mr. Fichthorn is serving as managing partner of Dialectic Capital.

(f)           Mr. Fichthorn is a citizen of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.

CUSIP NO. 22357R 10 3

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased for the accounts of each of Dialectic Capital Partners, DOF and DAP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 302,070 Shares beneficially owned by Dialectic Capital Partners is approximately $672,474, including brokerage commissions.  The aggregate purchase price of the 1,332,668 Shares beneficially owned by DOF is approximately $2,854,548, including brokerage commissions. The aggregate purchase price of the 1,336,631 Shares beneficially owned by DAP is approximately $2,731,269, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 40,843,457 Shares outstanding, as of November 1, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 3, 2016.

A.	Dialectic Capital Partners

(a)	As of the date hereof, Dialectic Capital Partners beneficially owned 302,070 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 302,070
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 302,070

(c)	The transactions in the Shares by Dialectic Capital Partners during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

B.	DOF

(a)	As of the date hereof, DOF beneficially owned 1,332,668 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,332,668
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,332,668

(c)	The transactions in the Shares by DOF during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 22357R 10 3

C.	DAP

(a)	As of the date hereof, DAP beneficially owned 1,336,631 Shares.

Percentage: Approximately 3.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,336,631
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,336,631

(c)	The transactions in the Shares by DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

D.	Dialectic Capital

(a)
Dialectic Capital, as the investment manager to each of Dialectic Capital Partners, DOF and DAP, may be deemed the beneficial owner of the (i) 302,070 Shares owned by Dialectic Capital Partners, (ii) 1,332,668 Shares owned by DOF and (iii) 1,336,631 Shares owned by DAP.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,971,369
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,971,369

(c)
Dialectic Capital has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

E.	Dialectic GP

(a)
Dialectic GP, as the general partner to each of Dialectic Capital Partners, DOF and DAP, may be deemed the beneficial owner of the (i) 302,070 Shares owned by Dialectic Capital Partners, (ii) 1,332,668 Shares owned by DOF and (iii) 1,336,631 Shares owned by DAP.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,971,369
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,971,369

(c)
Dialectic GP has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 22357R 10 3

F.	Mr. Fichthorn

(a)
Mr. Fichthorn, as a managing partner to Dialectic Capital, may be deemed the beneficial owner of the (i) 302,070 Shares owned by Dialectic Capital Partners, (ii) 1,332,668 Shares owned by DOF and (iii) 1,336,631 Shares owned by DAP.

Percentage: Approximately 7.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,971,369
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,971,369

(c)
Mr. Fichthorn has not entered into any transactions in the Shares during the past sixty (60) days. The transactions in the Shares on behalf of each of Dialectic Capital Partners, DOF and DAP during the past sixty (60) days are set forth in Schedule B and are incorporated herein by reference.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 2,971,369 Shares, constituting approximately 7.3% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 10, 2017, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1
Joint Filing Agreement by and among Dialectic Capital Partners, LP, Dialectic Offshore, Ltd., Dialectic Antithesis Partners, LP, Dialectic Capital Management, LP, Dialectic Capital, LLC and John Fichthorn, dated February 10, 2017.

CUSIP NO. 22357R 10 3

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2017

Dialectic Capital Partners, LP

By:	Dialectic Capital Management, LP, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Offshore, Ltd.

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Director

Dialectic Antithesis Partners, LP

By:	Dialectic Capital Management, LP, its investment manager

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Capital Management, LP

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

Dialectic Capital, LLC

By:	/s/ John Fichthorn
	Name:	John Fichthorn
	Title:	Managing Partner

/s/ John Fichthorn
John Fichthorn

CUSIP NO. 22357R 10 3

 SCHEDULE B

Transactions in the Shares During the Past Sixty (60) Days

Nature of the Transaction	Price Per Share($)	Securities Purchased/(Sold)	Date of Purchase / Sale

DIALECTIC CAPITAL PARTNERS, LP

Purchase of Common Stock	1.9500	1,100	12/28/2016
Purchase of Common Stock	1.9500	600	01/03/2017
Sale of Common Stock	2.1500	(200)	01/04/2017
Sale of Common Stock	2.1500	(1,300)	01/12/2017
Sale of Common Stock	2.1500	(700)	01/24/2017
Purchase of Common Stock	2.0000	5,370	02/03/2017
Purchase of Common Stock	1.9500	100	02/06/2017

DIALECTIC OFFSHORE, LTD.

Purchase of Common Stock	1.9500	5,000	12/28/2016
Purchase of Common Stock	1.9500	2,600	01/03/2017
Sale of Common Stock	2.1500	(800)	01/04/2017
Sale of Common Stock	2.1500	(5,900)	01/12/2017
Sale of Common Stock	2.1500	(400)	01/24/2017

DIALECTIC ANTITHESIS PARTNERS, LP

Purchase of Common Stock	1.9500	7,000	12/28/2016
Purchase of Common Stock	1.9500	3,700	01/03/2017
Sale of Common Stock	2.1500	(672)	01/04/2017
Sale of Common Stock	2.1500	(5,997)	01/12/2017
Sale of Common Stock	2.1500	(100)	01/17/2017
Sale of Common Stock	2.1500	(4,000)	01/24/2017
Sale of Common Stock	2.1500	(200)	01/25/2017